April 23, 2020

Adriaan Davel
Chief Financial Officer
DRDGOLD LTD
1 Sixty Jan Smuts Building
2nd Floor-North Tower
160 Jan Smuts Avenue
Rosebank, 2196
South Africa

       Re: DRDGOLD LTD
           Form 20-F for the Fiscal Year ended June 30, 2019
           Filed October 31, 2019
           File No. 001-35387

Dear Mr. Davel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation